[Company Letterhead]


                                             August 16, 2006

Via EDGAR and FAX
-----------------------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Mark P. Shuman


                  Re:   Premier Alliance Group, Inc.
                        Registration Statement on Form SB-2/A
                        Commission File No. 333-132282


Dear Mr. Shuman:

We hereby request acceleration of effectiveness of the Premier Alliance Group Registration Statement on Form SB-2/A for Thursday, August 17, 2006 at 4:30 PM, or as soon thereafter as is practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                              Very truly yours,

                              PREMIER ALLIANCE GROUP, INC.

                              By: /s/ Mark Elliott
                                  ----------------------------
                                    Mark Elliott, President